EXHIBIT 99.1

Notice of Change of Auditor of Suncor Energy Inc. dated July 26, 2018

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:	PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO:	KPMG LLP, Chartered Professional Accountants

AND TO:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories

Office of the Yukon Superintendent of Securities, Community Services, Yukon Government

Nunavut Securities Office, Department of Justice, Government of Nunavut

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Suncor Energy Inc. (the “Company”) from PricewaterhouseCoopers LLP (“PwC”) to KPMG LLP (“KPMG”).

On July 25, 2018, following completion of a tender process, the Board of Directors of the Company, upon recommendation of the Audit Committee of the Board of Directors, approved the appointment of KPMG as auditor to fill the vacancy that will be created by PwC’s resignation as the Company’s auditor, at the request of the Company, from the effective date of PwC’s resignation until the next annual meeting of shareholders of the Company. On July 26, 2018, PwC notified the Company that, at the request of the Company, it will resign as auditor of the Company effective as of the day immediately following the date of PwC’s report in respect of its audit of the Company’s consolidated financial statements for the year ended December 31, 2018. PwC will continue to act as the Company’s auditor until the effective date of its resignation. There were no modifications of opinion by PwC in PwC’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2017 and 2016.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 26th day of July, 2018.